3/24/14
KW

[redacted]

14049461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 11 2014
WASH. DC
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68924

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJL Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Teleport Drive, Suite 107
(No. and Street)

Staten Island (City) NY (State) 10311-1006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph J. Lamberti, (718) 303-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

265 Davidson Avenue, Suite 210, (Address) Somerset (City) NJ (State) 08873-4120 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JW
3/26

OATH OR AFFIRMATION

I, Ralph J. Lamberti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJL Capital Group, LLC

of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Executive Officer

Title

Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

RRBB
ACCOUNTANTS + ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Independent Auditor's Report

To the Member of
RJL Capital Group, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of RJL Capital Group, LLC (the Company) as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RJL Capital Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

RRBB
ACCOUNTANTS + ADVISORS

ROSENBERG RICH BAKER BERMAN & COMPANY

To the Member of
RJL Capital Group, LLC

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 24, 2013

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS		
Cash	$	155,416
Commissions Receivable from Clearing Brokers		263,218
Deposit with Clearing Brokers		600,014
Prepaid Expenses		19,335
Furniture and Fixtures, net		93,456
Lease Security Deposit		5,137
TOTAL ASSETS	$	1,136,576
LIABILITIES AND MEMBERS' EQUITY		
Accounts Payable and Accrued Expenses	$	98,869
Commitments and Contingencies		
Member's Equity		1,037,707
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,136,576

See Accompanying Notes to the Financial Statements.

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013

REVENUE:		
Commissions	$	1,924,137
Fees		2,486,919
Interest		41,102
Total Revenue		4,452,158
OPERATING EXPENSES:		
Employee compensation and related payroll taxes		1,321,776
Commissions and clearance		1,190,411
Customer default		927,974
Data services		367,154
General and administrative		361,745
Exchange fees and dues		262,929
Professional fees		218,136
Insurance		86,097
Meals, entertainment and auto		36,950
Telephone		21,551
Total Expenses		4,794,723
NET LOSS	$	(342,565)

See Accompanying Notes to the Financial Statements.

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2013

MEMBER'S EQUITY, JANUARY 1	$	772,214
Net loss		(342,565)
Member's contributions		815,000
Member's distributions		(206,942)
MEMBER'S EQUITY, DECEMBER 31	$	1,037,707

See Accompanying Notes to the Financial Statements.

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(342,565)
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation and amortization		18,877
Increase in commission receivable from clearing broker		(78,875)
Increase in deposits with clearing broker		(99,965)
Decrease in other receivables		4,365
Decrease in prepaid assets		5,359
Increase in accounts payable and accrued expenses		44,251
Net cash used by operating activities		(448,553)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(10,413)
Net cash used by investing activities		(10,413)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution from member		815,000
Distribution to member		(206,942)
Net cash provided by financing activities		608,058
NET INCREASE IN CASH		149,092
CASH AT BEGINNING OF YEAR		6,324
CASH AT END OF YEAR	$	155,416
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	$	1,801
Taxes paid	$	-

See Accompanying Notes to the Financial Statements.

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
RJL Capital Group LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective April 20, 2012.

The Company is a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities, options and fixed income securities for institutional clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The company employs the accrual method of accounting for financial reporting purposes.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The Company's 2010 through 2013 Federal and State tax returns remain subject to examination by the taxing authorities.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Amortization
Depreciation is computed on a straight line basis over the estimated useful lives of the assets, generally five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commission and Revenue Recognition
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Fair Value of Financial Instruments
The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts, as applicable.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less, as applicable.

Deposit with Clearing Agent
The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Subsequent Events Evaluation Date

The Company evaluated the events and transactions subsequent to its December 31, 2013 balance sheet date and, in accordance with FASB ASC 855-10-50, "Subsequent Events," determined there were no significant events to report through February 24, 2014, which is the date the financial statements were issued.

RELATED PARTY TRANSACTION

During 2013, the Company received contributions from its sole member of $815,000 and paid distributions of $206,942 to the member. Such amounts are reported on the accompanying Statement of Changes in Member's Equity.

The sole member of the Company and his wife own 100% of a company that provides computer and software services. The total paid to this related party during 2013 was $60,638.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $919,779, which was $913,184 in excess of its required net capital of $6,595. The Company's percentage of aggregate indebtedness to net capital was 11%.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SIPC ASSESSMENT RECONCILIATION

The Company reported SIPC Gross Revenue of $4,452,158 for the year ended December 31, 2013 and the SIPC assessment paid was $8,034.

PROPERTY AND EQUIPMENT

Furniture and fixtures	$	141,977
Leasehold Improvements		11,271
		153,248
Less accumulated depreciation and amortization		(59,792)
Net property and equipment	$	93,456

Depreciation expense for the year ended December 31, 2013 was $18,877.

OPERATING LEASE COMMITMENTS

The Company leases certain office space that is classified as an operating lease for financial statement purposes. The term of the lease is five years beginning in November 2011. Total rent expense for this year was $63,278.

Future minimum lease payments are:

For the Year Ending December 31,:		Amount
2014	$	67,824
2015		67,824
2016		33,912
Thereafter		-
	$	169,560

RECEIVABLE FROM/DUE TO CLEARING AGENT

The Company clears all security transactions through clearing agents. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

CUSTOMER DEFAULT

During 2013, one of the Company's customers defaulted on a series of transactions that resulted in a $927,974 loss. The clearing agent required the Company to fund the loss by depositing $927,974 into a separate account at the clearing agent. The clearing agent also set up an offsetting liability account. The Company recorded an expense of $927,974 during 2013, and did not include any asset or liability on Statement of Financial Condition.

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	1,037,707
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Prepaid Expenses		(19,335)
Furniture and Fixtures, net		(93,456)
Lease Security Deposit		(5,137)
NET CAPITAL	$	919,779
AGGREGATE INDEBTEDNESS -	$	98,869
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	6,595
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	6,595
Excess net capital	$	913,184
Excess net capital at 1,000 percent	$	913,184
Percentage of aggregate indebtedness to net capital		.11 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE II
STATEMENT REGARDING SEC RULE 15c3-3
AS OF DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

RRBB
ACCOUNTANTS + ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Independent Auditor's Report on Internal Control Under SEC Rule 17A-5(g)(1)

To the Member of
RJL Capital Group, LLC

In planning and performing our audit of the financial statements of RJL Capital Group, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

ACCOUNTANTS + ADVISORS

ROSENBERG RICH BAKER BERMAN & COMPANY

To the Member of
RJL Capital Group, LLC

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 24, 2014

RJL Capital Group, LLC
Schedule of Assessment and Payments
[General Assessment Reconciliation (Form-7)]
Agreed-Upon Procedures Report
Pursuant to
Securities Investor Protection Corporation (SIPC)
Membership Rules
For the Year Ended December 31, 2013

RJL Capital Group, LLC
Index to the Agreed-Upon Procedures Report
For the Year Ended December 31, 2013

RRBB
ACCOUNTANTS + ADVISORS
www.rrbb.com
ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
RJL Capital Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by RJL Capital Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating RJL Capital Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). RJL Capital Group, LLC's management is responsible for RJL Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and cancelled checks, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by RJL Capital Group, LLC noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper reconciliations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 24, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

WORKING COPY

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

RJL Capital Group LLC
Two Teleport Drive, Suite 107
Staten Island, NY 10311-1006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ilina Stamova 212-668-8700 ext. 17

2. A. General Assessment (item 2e from page 2)		$8,034
B. Less payment made with SIPC-6 filed (exclude interest) July 26, 2013 (Date Paid)		(3,787)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$4,247
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$4,247	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RJL Capital Group LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 14 day of Feb, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

See accountant's report.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 13 and ending Dec 31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,452,159
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,236,715
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,801	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,801
Total deductions	1,238,516
2d. SIPC Net Operating Revenues	$3,213,644
2e. General Assessment @ .0025	$8,034
	(to page 1, line 2.A.)

2

See accountant's report.